Exhibit 17.1

May 30, 2014

To the Members of the Board of Directors of PuraMed Bioscience, Inc.

This letter shall serve as formal notice and confirmation of my resignation, effective May 27, 2014, from my positions as Chief Operating Officer and a director of PuraMed Bioscience, Inc. (the “Company”), and all other positions with the Company to which I have been assigned, regardless of whether I served in such capacity. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ James Higgins

James Higgins